Exhibit 99.15

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2019

The following Management’s Discussion and Analysis (“MD&A”), prepared as of September 30, 2019, should be read in conjunction with the unaudited condensed interim consolidated financial statements of ImmunoPrecise Antibodies Ltd. (“the Company”, “ImmunoPrecise” or “IPA”) for the three months ended July 31, 2019, together with the audited financial statements and accompanying MD&A of the Company for the year ended April 30, 2019. This MD&A is the responsibility of management and has been reviewed and approved by the Board of Directors of IPA.

The referenced financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and as applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Except as otherwise noted, all dollar figures in this MD&A are stated in Canadian dollars which is the Company’s reporting currency.

FORWARD-LOOKING STATEMENTS

This MD&A may contain certain statements that constitute “forward-looking statements” within the meaning of National Instrument 51-102, Continuous Disclosure Obligations of the Canadian Securities Administrators.

Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.

In this MD&A, forward-looking statements include the Company’s future plans and expenditures, the satisfaction of rights and performance of obligations under agreements to which the Company is a part, the ability of the Company to hire and retain employees and consultants and estimated administrative assessment and other expenses. The forward-looking statements that are contained in this MD&A involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Some of these risks and uncertainties are identified under the heading “RISKS AND UNCERTAINTIES” in this MD&A.

Furthermore, forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

GENERAL

The Company was incorporated under the laws of Alberta on November 22, 1983 and is listed on the TSX Venture Exchange (the “Exchange”) as a Tier 2 life science issuer under the trading symbol “IPA”. The Company’s OTC symbol is “IPATF”. The address of the Company’s corporate office is 3204 – 4464 Markham Street, Victoria, BC V8Z 7X8.

OVERVIEW

The Company has emerged as a recognized, full-service, biologics Contract Research Organization (CRO) with global operations. The Company is innovation-driven and is strategically positioned - both geographically and scientifically - to provide customized and end-to-end biologics services. They offer a cohesive and extensive portfolio in the protein and antibody research, manufacturing and validation continuum.

Canada | Europe | United States

www.immunoprecise.com

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2019

The Company’s services include, but are not limited to, proprietary B cell sorting, screening and sequencing; custom, immune and naïve phage display production and screening; expertise with transgenic animals and multi- species antibody discovery; bi-specific, tri-specific, and VNAR (shark) antibody manufacturing; DNA cloning, protein and antibody downstream processing, purification in gram scale levels, characterization and validation; antibody engineering; transient and stable cell line generation; antibody optimization and humanization; hybridoma production with multiplexed, high-throughput screening and clone-picking; cryopreservation; and custom antigen modeling, design and manufacturing.

Moreover, in the past 12 months, the Company has gained increasing recognition as a rising leader in the biologics, CRO space. They have focused on organic growth through market penetration and service diversification, as well as strategic expansion with platform and process integration. Furthermore, end-to-end services have been leveraged through acquisition, enabling a steady foundation for future growth.

IPA Canada and IPA Europe have both been designated as approved CROs for the world’s leading, transgenic animal platform producing human antibodies, and exercised an advantage in optimizing services for various transgenic animal vendors. The Company made strategic investments in R&D activities to develop proprietary technologies enabling the application of their B cell SelectTM and DeepDisplayTM platforms to a broad range of transgenic animal species and strains.

This past year, the Company announced a full-service B cell facility in Victoria, British Columbia, offering B cell screening, sorting and sequencing on a broad range of therapeutically relevant protein families, including GPCRs and other multi-membrane spanning proteins. The Company’s proprietary B cell SelectTM platform enables antibody screening directly from B cells, allowing for the analysis of a more diverse set of antibodies, and for faster, deeper screening compared to traditional technologies. In July 2018, IPA Europe expanded the Company’s B cell technologies to the EU, increasing its global capacity, and further differentiating ImmunoPrecise from its competitors. Months later, the Company went on to announce that, due to the platform’s greater than 90% success rate, it now offers a guarantee on the success of campaigns powered by its proprietary B cell SelectTM Antibody Discovery platform.

U-Protein Express, situated in the Dutch biotechnology hub of Utrecht, The Netherlands, has been a staple in the recombinant protein community, operating for over 15 years, and specializing in the manufacture of complex proteins and antibodies in a variety of formats, and from a range of mammalian cell types. Their streamlined and efficient operations have enabled them to successfully support over 5,000 different programs, with over a 90% success rate, for pharmaceutical and biotechnology industries as well as leading, academic institutions. In a seamless coordination, their operations also support the downstream expression and purification of the antibodies originating from the B cell SelectTM programs, enabling validation of the platform’s outputs and comprehensive deliverables for clients. Recently, this site announced the obtainment of an exclusive license from Stanford University for one-year of exclusively on the marketing and sale of the novel protein, Wnt surrogate Fc, to the global research market.

IPA Europe’s contribution in services and intellectual property to the Company after its acquisition have been substantial. The integration of IPA Europe significantly expanded the Company’s services portfolio including affinity maturation, humanization, functional assay design and development, naïve and diseased scFv libraries, and proprietary methods of immunization against conformational targets (e.g. ModiVaccTM lymphoid tumor immunization and DNA immunization technologies). Adding to their proprietary services, this year, IPA Europe developed and rolled-out the aforementioned, novel service offering for the discovery of fully human antibodies, DeepDisplayTM, a combination of transgenic animal immunization and custom phage display antibody selections. While CRO services are the mainstay of the Company, ImmunoPrecise has worked continuously on building an intellectual property estate and portfolio of proprietary methods and physical assets through collaborations, joint

Canada | Europe | United States

www.immunoprecise.com

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2019

ventures, acquisitions and in-licensing. The Company has strategically invested in the development and licensing of antibody discovery platforms and related intellectual property assets. The onboarding of existing assets with regard to equipment, technologies, IP and licenses within the Company’s EU operations has been compounded by active research and development at all operational sites this year, including the on-going development of new service offerings to be rolled out in the fiscal year 2020, but more notably, internal discovery programs focused on novel, therapeutic antibodies, primarily in the field of immuno-oncology.

Recently, the Company formed Talem Therapeutics (“Talem”), based in Cambridge, Massachusetts, to support its internal, therapeutic, discovery programs. Talem is structured to secure assets during their discovery and development stage and seek out strategic partnerships with clinical-stage pharma and biotech companies where it will aid in the out-licensing or sale of the therapeutics for clinical trials. The ability for investors to support individual assets or portfolios generates an asymmetrical opportunity for investments, while avoiding ImmunoPrecise’s shareholders dilution. The depth and speed of IPA’s offerings enables Talem to customize each program and leverages the Company’s expertise and technologies in the antibody discovery.

The Company’s management placed a critical emphasis this past year on building, integrating and securing the business infrastructure to facilitate scalable, strategic growth, recognize cost synergies and reduce its carbon footprint. These activities included, but were not limited to, globalizing and standardizing core information technology (IT) infrastructure such as server and client operating systems, databases, security tools, computing platforms and cloud computing, communication tools and content management platforms, to protect both the Company’s, and its client’s, IP. This move allows for cost effective and quick reaction to market demands. The Company integrated IT services including the global service desk has decreased costs and risk while removing collaboration barriers including tools that allow for communicating in different languages. They have also begun to capture synergies after the global integration of sales, marketing, R&D, management, and legal services. They have prepared for the integration of fundamental business services such as payroll, financial controls, and an Oracle suite of enterprise software. They will continue to enhance these integrations, as well as create synergies in additional areas such as M&A communications and tax integration.

STRATEGY AND OUTLOOK

Our newly formed management team has a passionate emphasis on initiatives designed to drive revenue, bolster internal assets and maximize shareholder value. We aim to continue to build on revenue and asset generation through internal development and well-informed, strategic acquisitions and joint ventures. Our strategy also includes growth through alliances and partnerships, within both our research (Talem) and service sectors, as well as potential new market sectors.

Our objective is to aggressively expand our position as the preferred, global partner for researchers across the globe. Therefore, our strategy is to deliver the leading, comprehensive and integrated continuum of protein and antibody services and enable our clients and partners to bring new and enhanced therapies to the clinic faster, by offering a progression of services with excellence and continued innovation. We believe we possess a competitive advantage which allows us to execute this strategy, as we continue to focus on our integrated end- to-end platform, coupled with a strong, scientific know-how, enabling us to navigate our clients through the process of discovery through lead candidates. Our ability to customize programs, yet maintain scientific rigor, enables our clients to access our global portfolio of services with confidence. Our personable and responsible global project management team ensures that our clients have program details at their fingertips, at any minute, in any time zone, with the security measures needed to ensure our clients’ peace of mind. In addition to the aforementioned strengths, our global footprint and streamlined processes enable us to leverage our competitive advantages to mature as the global, preferred therapeutic antibody provider.

Canada | Europe | United States

www.immunoprecise.com

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2019

Our strategy is supported by growing trends in pharma and finance. Global pharmaceutical companies are continuing to increase their share of reliance on CRO’s to improve the efficiency and cost of development, increase turnaround time, and access advanced and integrated expertise. When analyzing pharmaceutical outsourcing trends, in July, 2019, several major drivers of the CRO industry growth were identified, including robust biopharmaceutical funding, accelerated drug approval rates, the growing number of clinical trials, and proliferation of biopharmaceutical companies without internal research and clinical capabilities1.

In an attempt to streamline, many large pharmaceutical companies are limiting the number of external CRO vendors that can be contracted. This is particularly good for those CROs that fulfill multiple niches in the discovery and manufacturing pipeline. In a recent estimate, the CRO industry alone was estimated to be $30 billion USD, and “highly fragmented… though relatively few of full scale and breadth of service”1.

The key players serving the monoclonal antibodies market are Pfizer, Inc., GlaxoSmithKline plc, Novartis AG, Merck & Co., Inc, Amgen, Inc., Abbott Laboratories, AstraZeneca, Eli Lilly and Company, Mylan N.V., Daiichi Sankyo Company, Ltd., Bayer AG, Bristol Myers Squibb Co., Johnson & Johnson Services, Inc., Biogen Inc., Thermo Fisher Scientific, Inc., Sanofi Genzyme, F. Hoffmann-La Roche Ltd., and Novo Nordisk A/S2. In 2016 alone, Novartis invested 9 billion USD and Pfizer invested 7.9 billion USD in R&D3. This is of little surprise given the global monoclonal antibody market was valued at USD 85.4 billion in 2015 and is expected to reach a value of USD 138.6 billion by 20242.

Ongoing, growing investments in R&D are expected to continue to ramp up for antibodies given the rising prevalence of cancer and other chronic diseases4. In oncology, in particular, antibodies are viewed as the mainstay, as people move away from other types of therapies such as small molecules5. In recent years, the success of key pipeline drugs in the immuno-oncology space have been a key component of the record high capital market funding for the biotechnology sector1.

[1]	Healthcare Insights Life Sciences, CRO Sector Fundamentals Remain Hot for M&A Consolidation, July 3, 2019.
[2]	Monoclonal Antibodies (mAbs) Market Size Worth $138.6 Billion By 2024, Nov. 2016
[3]	Monoclonal Antibody Market 2019-2025 Growth, Key Players, Size, Demands and Forecasts, April, 2019
[4]

Research Antibodies Market Size, Share & Trends Analysis Report By Product, By Type (Monoclonal, Polyclonal), By Technology, By Source, By Application (Oncology, Neurobiology), By End-use, And Segment Forecasts, 2018 – 2025, March, 2018

[5]	GEN, Antibody Discovery Looks Over the Horizon, Feb. 7, 2019.

ACQUISITION OF U-PROTEIN EXPRESS

On August 22, 2017, the Company completed the acquisition of U-Protein Express BV (“U-Protein”) whereby the Company has acquired all the issued and outstanding shares of U-Protein for €6,830,000 on terms as follows:

•	€2,734,732 (CAD$4,062,607) was paid in cash on closing;

•	3,030,503 common shares of the Company were issued on closing; and

•	€2,047,634 in deferred payments over a three-year period. The deferred payments can be made in cash or common shares of the Company at the election of U-Protein shareholders.

The transaction was accounted for as a business combination, as the operations of U-Protein meet the definition of a business. As a result, transaction costs of $17,717 were expensed. The goodwill resulting from the allocation of the purchase price to the total fair value of net assets represented the sales and growth potential of U-Protein. Goodwill recorded is allocated in its entirety to U-Protein.

The first deferred payment of €682,545 (CAD$1,049,754) has been made in cash during the year ended April 30, 2019.

Canada | Europe | United States

www.immunoprecise.com

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2019

The fair value of the 3,030,503 common shares issued ($3,022,308) was determined based on the Canadian dollar equivalent of the consideration required of €2,047,634 pursuant to the share purchase agreement. The Company has allocated the purchase price as follows:

$
Cash	4,062,607
3,030,503 common shares of the Company	3,022,308
Fair value of deferred payments	2,134,410

Fair value of consideration	9,219,325

Cash	797,276
Amounts receivable	370,530
Unbilled revenue	112,815
Inventory	36,900
Investment	90,404
Equipment, net of accumulated amortization	216,161
Intellectual property (not deductible for tax purposes)	4,064,000
Goodwill (not deductible for tax purposes)	4,655,893
Accounts payable and accrued liabilities	(269,657)
Income taxes payable	(44,197)
Deferred income tax liability	(810,800)

9,219,325

ACQUISITION OF IPA EUROPE AND IMMULEASE

On April 5, 2018, the Company acquired all of the issued and outstanding shares of ImmunoPrecise Antibodies (Europe) B.V. (“IPA Europe”) and its sister entity, Immulease B.V. (“Immulease”), for an aggregate purchase price of €7,000,000 on terms as follows:

•	€2,500,000 (CAD$3,988,132) was paid in cash on closing;

•	6,600,399 common shares of the Company were issued on closing; and

•

€2,000,000 in deferred payments over a three-year period. The deferred payments will be made in three equal installments of cash and equity totaling €666,666 and will be prorated if the EBITDA of IPA Europe for the fiscal year preceding the date of payment is less than its average EBITDA over the previous two fiscal years. During the year ended April 30, 2019, the Company and the seller entered into an Amendment, Termination and Settlement Agreement whereby the deferred payments shall no longer be subject to an adjustment and will be paid in equal installments of cash and equity totaling €666,666.

IPA Europe changed its name from ModiQuest Research B.V. in April 2019.

IPA Europe is a privately held company based in Oss, The Netherlands, and specializes in the generation of monoclonal antibodies against difficult target antigens. IPA Europe applies proprietary technologies to all aspects of the antibody discovery process in research and development, diagnostic and therapeutic applications. Using its proprietary ModiFuseTM (hybridoma electrofusion), ModiSelectTM (B-cell selection) and ModiPhageTM (phage display) technologies, IPA Europe can generate very large panels of monoclonal antibodies from various backgrounds including mouse, rat, rabbit, chicken, llama and human, as well as transgenic animals harboring the human antibody gene repertoire. IPA Europe serves clients in Europe, the US, Asia and Russia.

Canada | Europe | United States

www.immunoprecise.com

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2019

The transaction was accounted for as a business combination, as the operations of IPA Europe and Immulease meet the definition of a business. As a result, transaction costs of $36,821 were expensed. The goodwill resulting from the allocation of the purchase price to the total fair value of net assets represented the sales and growth potential of IPA Europe. Goodwill recorded is allocated in its entirety to IPA Europe.

The first deferred payment of €666,666 (CAD$1,014,503), consisting of cash of €333,333 (CAD$507,000) and common shares of the Company with a fair value of $507,503, has been made during the year ended April 30, 2019.

The fair value of the 6,600,399 common shares issued ($4,884,295) was determined to be $0.74 per share based on the fair value of the Company’s shares immediately prior to the completion of the acquisition. The Company has allocated the purchase price as follows:

$
Cash	3,988,132
6,600,399 common shares of the Company	4,884,295
Fair value of deferred payments	2,353,708

Fair value of consideration	11,226,135

Cash	270,339
Amounts receivable	572,427
Unbilled revenue	90,052
Inventory	2,286,995
Equipment, net of accumulated amortization	568,221
Software	30,974
Intangible assets (not deductible for tax purposes)	6,304,863
Goodwill (not deductible for tax purposes)	3,640,671
Accounts payable and accrued liabilities	(580,339)
Deferred revenue	(22,897)
Loans	(298,979)
Deferred income tax liability	(1,636,192)

11,226,135

OVERALL PERFORMANCE

During the three months ended July 31, 2019 the Company achieved revenues of $2,716,099, compared to revenues of $2,872,785 in the 2018 fiscal period. The decrease in revenue was due to project volume being down and significant time spent on R&D projects. Outlook is positive for second quarter customer project volume.

The Company’s new laboratory in Victoria is now a fully operational antibody production facility that effectively doubles its revenue generating capacity. To drive the execution of its strategic and growth initiatives, the Company continues to focus on the recruitment of scientific and technical staff, development of new technical training programs and a commitment to integrate continuous improvement and quality management methodologies.

Canada | Europe | United States

www.immunoprecise.com

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2019

To support management and the Board of Directors in exercising oversight, the Company is implementing information systems for marketing and sales automation and customer relationship management, as well as accounting and financial reporting, resource planning and project management. Comprehensive operational and management reporting capabilities are being implemented with a view to effectively support a geographically dispersed organization allowing managers access to company data globally.

With the aid of a third-party HR consulting firm, significant effort was applied to strengthening and aligning the Company’s human resources by:

•

Stabilizing staffing for sales growth going forward: Remuneration and incentive systems have been aligned with targeted revenue and gross profit performance, and operational roles and responsibilities have been focused on managing demand.

•

Leadership and operational alignment: The Company has made changes and updates job descriptions, compensation plans, and other reward and recognition systems, and is implementing career planning and development mechanisms and job performance and quality measures.

Future growth will provide opportunities for company personnel to develop new skills and abilities to tackle eventual challenges in a growing company.

In the 2020 fiscal year, the goal of the organization is to grow sales revenue and expand our brand awareness. This focus is consistent with the ‘leading with our scientists’ philosophy, which is resonating with our customers from both diagnostic and, in particular, the therapeutic market segment. The Company is also expanding its commitment to research and development initiatives aimed at introducing new services through both development as well as through partnerships. To achieve the best results from its investments, the Company continued to add key scientific and management personnel to its team.

RESULTS OF OPERATIONS

During the three months ended July 31, 2019, the Company generated revenues of $2,716,099, compared to revenues of $2,872,785 in the 2018 fiscal period. This represents a 5% decrease in revenue and is due to project volume being down and significant time spent on R&D projects. Outlook is positive for second quarter customer project volume.

During the three months ended July 31, 2019, the Company achieved a gross profit of $1,376,406, compared to $1,567,826 in the 2018 fiscal period. In percentage terms, the Company’s gross profit decreased to 51% from 54% in 2018. The lower gross profit in 2019 was mostly attributable to the fact that the Company did an analysis of its costs during 2019 and has allocated a higher percentage of expenses to its cost of sales, as more expenses are considered to be directly attributable to generating revenues.

The Company recorded a net loss of $2,012,198 during the three months ended July 31, 2019, compared to net loss of $1,102,362 for the three months ended July 31, 2018. The net loss increased in 2019 due to $191,420 lower gross profit and higher expenses, primarily non-cash expenses: amortization of acquired companies’ intangible assets, depreciation of leased assets as a result of implementing IFRS 16, Leases, and the accretion expense on deferred acquisition payments. In addition, the Company continues to invest in research and development in pursuit of its goal of broadening the breadth and value of its intellectual property assets in techniques inherent in the production of human antibodies through new working partnerships with several companies with leading transgenic platforms.

Canada | Europe | United States

www.immunoprecise.com

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2019

Variances of note in the Company’s expenses include:

•	Advertising and promotion fees of $117,200 in 2019 (2018 - $53,769) were incurred to support the Company’s initiatives focused on business development, marketing and branding programs.

•	Amortization expense increased to $547,841 from $175,562 in 2018 due to the amortization of intangible assets which were acquired as a result of the acquisitions of U-Protein and IPA Europe.

•

Consulting fees of $22,340 in 2019 (2018 - $163,320) and professional fees of $149,720 (2018 - $277,803) were lower compared to 2018, because much of the consulting and professional fees incurred in 2018 were one-time costs to support initiatives focused on operational efficiency training programs, and systems implementation.

•

The office and general expense of $223,335 (2018 - $143,540) was higher compared to 2018 due to the expansion of the Company’s laboratory facilities, an increase in commercial activities and the acquisitions of U-Protein and IPA Europe (e.g., auditing, third-party business valuation, etc.).

•

Research and development of $167,260 (2018 - $31,788) increased, primarily as a result of the fact that the Company focused more efforts on the investment in research and development as well as the increase in the number of R&D related projects.

•	Salaries and benefits expense increased to $1,096,244 from $927,039 in 2018, primarily because the Company has continued to add key scientific and management personnel to its team.

•

The Company recorded a share-based payments expense of $285,995 (2018 - $311,700) as a result of the vesting of the 2,060,000 stock options granted during the April 30, 2019 fiscal year versus 4,090,000 stock options granted during the April 30, 2018 fiscal year. The option plan is aimed to align staff to the future company growth plans.

•	The travel expense increased to $119,305 from $73,028 in 2018 due to an increase in marketing activities and business-related travel required in connection with managing a global organization.

SUMMARY OF QUARTERLY RESULTS

The following table sets out financial information for the past eight quarters:

	Three Months Ended ($)
	July 31, 2019	April 30, 2019	January 31, 2019	October 31, 2018
Total revenue	2,716,099	2,641,109	2,695,583	2,716,791
Net loss	(2,012,198)	(3,842,317)	(1,187,056)	(1,485,732)
Basic and diluted loss per share*	(0.03)	(0.06)	(0.02)	(0.02)

	Three Months Ended ($)
	July 31, 2018	April 30, 2018	January 31, 2018	October 31, 2017
Total revenue	2,872,785	1,810,722	1,723,308	1,316,261
Net income (loss)	(1,102,362)	(2,198,428)	(1,211,591)	(903,252)
Basic and diluted loss per share*	(0.02)	(0.04)	(0.03)	(0.02)

*	The basic and fully diluted calculations result in the same value due to the anti-dilutive effect of outstanding stock options and warrants.

The losses for the quarters ended April 30, 2019 and April 30, 2018 are greater than other quarters, as the Company invested heavily in growth enabling initiatives and also due to the catch-up amortization recorded of intangible assets which were acquired as a result of the acquisitions of U-Protein and IPA Europe.

Canada | Europe | United States

www.immunoprecise.com

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2019

NON-IFRS MEASURES

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the condensed consolidated interim financial statements and accompanying notes for the condensed consolidated interim financial statements for the three months ended July 31, 2019 and the consolidated financial statements and accompanying notes to the financial statements for the year ended April 30, 2019.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include adjusted operating EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted operating EBITDA as operating earnings before interest, taxes, depreciation, amortization, share-based compensation, and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Company defines adjusted operating expenses as operating expenses before share-based compensation, depreciation, amortization and asset impairment charges. Adjusted operating expenses are presented on a basis consistent with the Company’s internal management reports. The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

	July 31, 2019 $	July 31, 2018 $
Net loss	(2,012,198)	(1,102,362)
Income taxes (recovery)	(4,055)	37,452
Amortization and depreciation expense	547,841	175,562
Accretion	552,893	237,539
Foreign exchange gain	(112,976)	(82,490)
Interest expense	118,960	118,431
Interest and other income	(12,402)	(43,515)
Share-based payments	285,995	311,700

Adjusted EBITDA	(635,942)	(347,683)

	July 31, 2019 $	July 31 2018 $
Operating expenses	(2,852,168)	(2,438,712)
Amortization and depreciation expense	547,841	175,562
Foreign exchange gain	(112,976)	(82,490)
Interest expense	118,960	118,431
Share-based payments	285,995	311,700

Adjusted Operating Expenses	(2,012,348)	(1,915,509)

Canada | Europe | United States

www.immunoprecise.com

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2019

FINANCING ACTIVITIES

On May 23, 2018, the Company entered into a loan agreement with a Director of the Company and his spouse and issued a promissory note in the principal amount of $200,000. The note was unsecured and bore an interest rate of 5.45% per annum. The principal of the note plus accrued interest of $3,972 was repaid in full during the year ended April 30, 2019.

On June 19, 2018, the Company closed a non-brokered private placement financing by issuing a total of 875,000 units of the Company at a price of $0.80 per unit for gross proceeds of $700,000. Each unit consists of one common share of the Company and one share purchase warrant, with each warrant entitling the holder to purchase an additional Share at a price of $1.00 for a period of one year from the date of issue. The Company will have the right to accelerate the expiry date of the warrants provided that the volume weighted average price trades at a price equal to or greater than $1.50 for a period of 20 consecutive days. In the event of acceleration, the expiry date will be accelerated to a date that is 30 days after the Company issues a news release announcing that it has elected to exercise this acceleration right. The Company paid finders cash fees totaling $3,000 and incurred $7,926 of cash issue costs.

On September 24, 2018, the Company closed a non-brokered private placement financing by issuing a total of 9,102,500 units of the Company at a price of $1.00 per unit for gross proceeds of $9,102,500. Each unit consists of one common share of the Company and one share purchase warrant, with each warrant entitling the holder to purchase an additional share at a price of $1.25 for a period of two years from the date of issue. The Company will have the right to accelerate the expiry date of the warrants provided that the volume weighted average price trades at a price equal to or greater than $1.75 for a period of 20 consecutive days. In the event of acceleration, the expiry date will be accelerated to a date that is 30 days after the Company issues a news release announcing that it has elected to exercise this acceleration right. The Company paid finders cash fees totaling $201,540 and issued 182,460 finder’s shares. The Company also incurred $76,038 of cash issue costs.

On December 22, 2017, the Company announced that it had signed a binding letter of intent with Crossbeta Biosciences B.V. (“Crossbeta”) whereby the Company had agreed to acquire all of the issued and outstanding shares of Crossbeta. The proposed transaction was terminated and settled on October 23, 2018. In consideration of the settlement, the Company paid €37,000 ($55,969) and issued 78,514 shares valued at $61,241. The Company accrued a settlement liability of $92,040 as at April 30, 2018. As such, the remaining loss on settlement of $25,170 was recognized in fiscal year 2019.

On March 27, 2019, the Company issued 714,793 common shares pursuant to the second deferred acquisition payment to IPA Europe. The common shares are valued at $507,503.

During the year ended April 30, 2019, the Company issued 135,000 common shares pursuant to exercise of stock options for total gross proceeds of $40,500.

During the three months ended July 31, 2019, the Company issued 50,000 common shares pursuant to exercise of stock options for total gross proceeds of $15,000.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. The capital structure of the Company consists of shareholders’ equity.

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www.immunoprecise.com

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2019

The Company makes adjustments to its capital structure upon approval from its Board of Directors, in light of economic conditions and the Company’s working capital requirements. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

As at July 31, 2019, the Company held cash of $4,951,871 (April 30, 2019 – $5,471,650) and had working capital of $1,414,052 (2018 – $2,673,667). During the three months ended July 31, 2019, the Company used $243,514 in its operating activities. As part of the investing activities, the Company made equipment purchases of $70,894 and made incurred internally generated development costs of $10,621. As part of the financing activities, the Company received $15,000 from exercise of stock options, received $1,500 from subscriptions received, offset by lease repayments of $105,075 and loan repayments of $20,398.

On September 26, 2019, the company modified the terms of $2,750,000 debentures to extend the due date 6 months to March 26, 2020, with the ability to pay earlier with no penalty, and increase the interest rate to 12.5%. The remaining debentures of $125,000 were paid on maturity.

The Company’s consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operations. The Company has incurred operating losses since inception, including $2,012,198 for the three months ended July 31, 2019 and has accumulated a deficit of $19,543,424 as at July 31, 2019. The Company may need to raise additional funds in order to continue on as a going concern and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and profitability of its operations. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the consolidated financial statements.

As at July 31, 2019, the Company does not have any commitments for capital expenditures.

CAPITAL EXPENDITURES

The Company made equipment purchases of $70,894 during the three months ended July 31, 2019 (2018 -

$24,099). During the three months ended July 31, 2019, the Company also incurred internally generated development costs of $10,621.

RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; Lisa Helbling, CFO; Natasha Tsai, former CFO; Reginald Beniac, former Chief Operating Officer; Charles Wheelock, Chief Technology Officer; Oren Beske, former President of ImmunoPrecise Antibodies (USA) Ltd.; Martin Hessing, a Director of U-Protein; Jos Raats, former President and CEO of IPA Europe; and Directors of the Company. During the three months ended July 31, 2019 and 2018, the compensation for key management is as follows:

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2019

	2019 $	2018 $
Management fees(1)	45,148	103,980
Professional fees(2)	—	13,075
Salaries and other short-term benefits(3)	485,845	101,830
Share-based payments	264,882	175,092

	795,875	393,977

(1)	The charge includes management fees paid to Dr. Martin Hessing, a Director of U-Protein and Dr. Jos Raats, former President and CEO of IPA Europe.
(2)	The charge includes professional fees paid to Malaspina Consultants Inc. in which Natasha Tsai was an associate until July 31, 2018 and an owner thereafter.
(3)	The charge includes salaries and benefits paid to Dr. Jennifer Bath and former management that includes Thomas D’Orazio, Robert Beecroft Dr. Oren Beske and Reginald Beniac.

During the three months ended July 31, 2019, the spouse of a Director provided administrative services for $nil (2018 – $15,625).

OUTSTANDING SHARE DATA

The Company’s outstanding share information as at September 30, 2019 is as follows:

Security	Number	Exercise Price	Expiry date
Issued and outstanding common shares	67,994,445	NA	NA
Stock options	653,333	$0.30	December 20, 2021
Stock options	1,035,000	$1.01	September 18, 2022
Stock options	750,000	$0.65	January 3, 2023
Stock options	700,000	$0.47	February 7, 2023
Stock options	95,000	$0.95	September 24, 2023
Stock options	300,000	$0.82	November 7, 2023
Stock options	1,250,000	$1.00	December 31, 2023
Stock options	415,000	$1.00	January 11, 2024
Warrants	875,000	$1.00	June 18, 2020
Warrants	9,102,500	$1.25	September 24, 2020
Warrants	1,377,000	$1.25	October 25, 2020
Warrants	6,793,942	$0.70	March 26, 2022

Total	91,341,220

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2019

COMMITMENTS

For the Company’s rental of office and laboratory space in Victoria, BC, Canada, the current lease commenced on May 1, 2018 and terminates on April 30, 2023. The lease is in the amount of $21,015 per month for all four spaces from May 1, 2018 to April 30, 2021 and $21,914 per month from May 1, 2021 to April 30, 2023. The minimum annual payments under these leases are as follows:

$
2020	252,186
2021	252,186
2022	262,968
2023	262,968

1,030,308

For the Company’s rental of office and laboratory space in Utrecht, Netherlands, the current lease commenced on January 1, 2017 and terminates on December 31, 2019. Annual minimum lease payments are as follows:

€
2020	88,415

For the Company’s rental of office and laboratory space in Oss, Netherlands, the current lease commenced on January 1, 2018 and terminates on December 31, 2019. Effective December 31, 2018, the lease automatically rolls into a 3-year term through December 31, 2022. Annual minimum lease payments are as follows:

€
2020	175,454
2021	175,454
2022	175,454
2023	116,970

643,332

SUBSEQUENT EVENTS

Exercise of Stock Options

Subsequent to the three months ended July 31, 2019, the Company issued 5,000 common shares pursuant to the exercise of stock options for total gross proceeds of $1,500.

Debentures

On September 26, 2019, the company modified the terms of $2,750,000 debentures to extend the due date 6 months to March 26, 2020, with the ability to pay earlier with no penalty, and increase the interest rate to 12.5%. The remaining debentures of $125,000 were paid on maturity.

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2019

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Significant areas requiring the use of estimates and judgments are as follows:

Functional currency

The Company has used judgment in determining the currency of the primary economic environment in which the entity operates.

Amounts receivable

The Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual trade receivable balances will be paid. Credit risks for outstanding customer receivables are regularly assessed and allowances are recorded for estimated losses, if required.

Equipment

The Company has used estimates in the determination of the expected useful lives of equipment and leasehold improvements.

Revenue recognition

The percentage-of-completion method requires the use of estimates to determine the stage of completion which is used to determine the recorded amount of revenue, unbilled revenue and deferred revenue on uncompleted contracts. The determination of anticipated revenues includes the contractually agreed revenue and may also involve estimates of future revenues if such additional revenues can be reliably estimated and it is considered probable that they will be recovered. The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors, including the cost of materials, labour, and sub-contractors. The determination of estimates is based on the Company’s business practices as well as its historical experience.

Impairments

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“cash generating units” or “CGU”s). Each asset or CGU is evaluated every reporting period to determine whether there are any indicators of impairment. If any such indicators exist, which is often judgment-based, a formal estimate of recoverable amount is performed and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU of assets is measured at the higher of fair value less costs of disposal or value in use. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in profit or loss.

The Company performs a goodwill impairment test annually and when circumstances indicate that the carrying value may not be recoverable. For the purposes of impairment testing, goodwill acquired through business combinations has been allocated to two different CGUs. The recoverable amount of each CGU was based on value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The cash flows were projected over a five-year period based on past experience and actual operating results.

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2019

The Company performed its annual goodwill impairment test in April 2019 and no impairment was indicated for the period tested. The values assigned to the key assumptions represented management’s assessment of future trends in the industry and were based on historical data from both internal and external sources. Weighted average costs of capital of 17.5% and 10.2%, respectively, was used in the assessments of the two CGUs .

Determination of segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. All operating segments’ results are reviewed by the Company’s management in order to make decisions regarding the allocation of resources to the segment. Segment results include items directly attributable to a segment as those that can be allocated on a reasonable basis.

As the Company provides antibody production and related services in one distinct category, there is only one category to report revenues by production site.

Life of intangible assets

Intangible assets are amortized based on estimated useful life less their estimated residual value. Significant assumptions are involved in the determination of useful life and residual values and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions. Actual useful life and residual values may vary depending on a number of factors including internal technical evaluation, attributes of the assets and experience with similar assets. Changes to these estimates may affect the carrying value of assets, net income (loss) and comprehensive income (loss) in future periods.

Purchase price allocation

The acquisition of U-Protein on August 22, 2017 and the acquisition of IPA Europe and Immulease on April 5, 2018 were accounted for as business combinations at fair value in accordance with IFRS 3, Business Combinations. The acquired assets and assumed liabilities were adjusted to their fair values assigned through completion of a purchase price allocation, as described below.

The purchase price allocation process resulting from a business combination requires management to estimate the fair value of identifiable assets acquired including intangible assets and liabilities assumed including the deferred acquisition payment obligations. The Company uses valuation techniques, which are generally based on forecasted future net cash flows discounted to present value, and also relies on work performed by third-party valuation specialists. These valuations are closely linked to the assumptions used by management on the future performance of the related assets and the discount rates applied.

ADOPTION OF NEW ACCOUNTING STANDARDS

The Company has adopted the following new standards, along with any consequential amendments, effective May 1, 2019. These changes were made in accordance with the applicable transitional provisions.

The Company adopted all of the requirements of IFRS 16, Leases (“IFRS 16”) as of May 1, 2019. IFRS 16 replaces IAS 17, Leases (“IAS 17”). IFRS 16 provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The Company has adopted IFRS 16 using the modified retrospective application method, where the 2019 comparatives are not restated and a cumulative catch up adjustment is recorded on May 1, 2019 for any differences identified, including adjustments to opening deficit balance.

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2019

The Company analyzed its contracts to identify whether they contain a lease arrangement for the application of IFRS 16. The following is the Company’s new accounting policy for leases under IFRS 16:

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases of right-of-use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, and otherwise at the Company’s incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

Each lease payment is allocated between repayment of the lease principal and interest. Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability. Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs. The Company subsequently measures a right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability. Right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term, except where the lease contains a bargain purchase option a right-of-use asset is depreciated over the asset’s useful life.

On the date of transition, the Company recorded a right-of-use asset of $1,668,533 related to the office rent in property and equipment, and the lease obligation of $1,723,277 was recorded as at May 1, 2019, discounted using the Company’s incremental borrowing rate of 8%, and measured at an amount equal to the lease obligation as if IFRS 16 had been applied since the commencement date. The net difference between right-of-use assets and lease liabilities on the date of transition was recognized as a deficit adjustment of $54,744 on May 1, 2019.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

In October 2018, the IASB issued amendments to IFRS 3, Business Combinations. The amendments narrowed and clarified the definition of a business. The amendments will help companies determine whether an acquisition is a business or a group of assets. They also permit a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. Distinguishing between a business and a group of assets is important because an acquirer recognizes goodwill only when acquiring a business. This amendment will be effective for annual periods beginning on or after January 1, 2020. Early adoption is permitted.

DISCLOSURE CONTROLS AND PROCEDURES

In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer’s Annual and Interim Filings) (“NI 52-109”), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the unaudited condensed interim consolidated financial statements for the three months ended July 31, 2019 and this accompanying MD&A.

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2019

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109. For further information the reader should refer to the Venture Issuer Basic Certificates filed by the Company with the Annual Filings on SEDAR at www.sedar.com.

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, amounts receivable, investment, accounts payable and accrued liabilities, loans payable, deferred acquisition payments and debentures. The fair value of investment is determined based on “Level 1” inputs which consist of quoted prices in active markets for identical assets. As at July 31, 2019, the Company believes that the carrying values of cash, amounts receivable, accounts payable and accrued liabilities, deferred payments, debentures, and loans payable approximate their fair values because of their nature and relatively short maturity dates or durations.

RISKS AND UNCERTAINTIES

Research and Development and Product Development

IPA is a life science company that makes customized antibodies and is engaged in the research and product development of new processes, procedures and innovative approaches to the antibody production and new antibodies. The Company has been engaged in such research and development activities for over 20 years and has had significant success. Continued investment in retaining key scientific staff as well as an ongoing commitment in research and development activities will continue to be a cornerstone in the Company’s development of new services, processes, and competitive advantages such as Rapid Prime and its methods for the production of human antibodies. The Company realizes that such research and product development activities endeavour, but cannot assure, the production of new and innovative processes, procedures or innovative approaches to antibody production or new antibodies.

Custom Products

The Company is reliant on the development, marketing and sale of its current custom monoclonal and polyclonal antibodies. If it does not achieve sufficient market acceptance of its expansion of its commercialization of its products and services, it will be difficult for the Company to achieve consistent profitability. The Company’s marketing and sales approach and external sales personnel continues to introduce a steady stream of new customers.

Obsolescence

Maintaining a competitive position requires constant growth, development and strategic marketing and planning. If the Company is unable to maintain a technological advantage, its ability to grow its business will be adversely affected and its products may become obsolete compared with other technologies. To mitigate this, the Company is making investments in new methods, technology and facilities.

Competition

IPA may face significant competition in selling its products and services. Many competitors may have substantial marketing, financial, development and personnel resources. To remain competitive, the Company believes that it must effectively and economically provide: (i) products and services that satisfy customer demands, (ii) superior customer service, (iii) high levels of quality and reliability, and (iv) dependable and efficient distribution networks. Increased competition may require the Company to reduce prices or increase spending on sales and marketing and customer support, which may have a material adverse effect on its financial condition and results of operations. Any decrease in the quality of IPA’s products or level of service to customers or any occurrence of a

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2019

price war among the Company’s competitors may adversely affect the business and results of operations. Customer reach, service and on-time delivery will continue to be a hallmark of the Company’s ability to compete with other market players. Further, the recent acquisitions translate to spreading the IPA footprint on two continents. In addition, the Company has deployed a sales team tasked with continually sourcing and providing market intelligence as part of its activities.

Intellectual Property Protection

Although IPA is developing its patent portfolio, IPA’s intellectual property is still protected primarily through trade secrets and copyright protection. The Company takes steps to document and protect its trade secrets and authorship of works protectable by copyright. However, there is no guarantee that such steps protect against the disclosure of confidential information, rights of employees, or that legal actions would provide sufficient remedy for any breach. Additionally, IPA’s trade secrets might otherwise become known or be independently developed by competitors. If the Company’s internal information and knowledge cannot be protected, the business might be adversely affected.

Failure of Laboratory Facilities

The Company’s operations could suffer as a result of a failure of its laboratory facilities. The Company’s business is dependent upon a laboratory infrastructure to produce products and services. These systems and operations are vulnerable to damage and interruption from fires, earthquakes, telecommunications failures, and other events. Any such errors or inadequacies in the software that may be encountered could adversely affect operations, and such errors may be expensive or difficult to correct in a timely manner.

The production of monoclonal and polyclonal antibodies requires state of the art laboratory facilities and animal care standards and the success of these laboratory services depends on the recruitment and retention of highly qualified technical staff to maintain the level and quality standards that customers expect of the Company’s products and services. There is no assurance that the Company will be able to expand and operate such state-of-the-art laboratory services and recruit and retain qualified staff.

Financial and Regulatory Risks

The Company is currently subject to financial and regulatory risks. The financial risk is derived from the uncertainty pertaining to the Company’s ability to raise capital to continue operations. Regulatory risks include the possible delays in getting regulatory approval for the transactions that the Board of Directors believe to be in the best interest of the Company and include increased fees for filings and the introduction of ever more complex reporting requirements, the cost of which the Company must meet in order to maintain its exchange listing.

FURTHER INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

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